UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                  FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Richard N. Reinhardt
   1401 Walnut Street, Suite 540
   Boulder, Colorado  80302
   USA

2. Issuer Name and Ticker or Trading Symbol
   Pro-Dex, Inc./ PDEX

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July/1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


________________________________________________________________________________
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
________________________________________________________________________________
1.Title of Security  |2.Trans-|3.Trans-|4.Securities Acquired (A)  |5.Amount of
  (Instruction 3)    |action  |action  |or Disposed of (D)         |Securities
                     |Date    |Code    |(Instr. 3, 4, and 5)       |Beneficially
                     |        |(Instr. |                           |Owned at
                     |(Month/ | 8)     |                           |End of Month
                     | Day/   |________|___________________________|(Instr.
                     | Year)  |Code| V | Amount |(A)or(D)|  Price  | 3 & 4)
_____________________|________|____|___|________|________|_________|____________
Common Stock         |07/20/98|    | G | 5,000  |  (D)   |         |  41,950
_____________________|________|____|___|________|________|_________|____________
Common Stock         |        |    |   |        |        |         |  29,000
_____________________|________|____|___|________|________|_________|____________
Common Stock         |        |    |   |        |        |         |  14,000
_____________________|________|____|___|________|________|_________|____________
Common Stock         |        |    |   |        |        |         | 250,000
_____________________|________|____|___|________|________|_________|____________


____________________________________________________________
6.Ownership Form:   |7.Nature of
  Direct (D) or     |  Indirect Beneficial
  Indirect (I)      |  Ownership
  (Instr. 4)        |  (Instr. 4)
____________________|_______________________________________
         D          |
____________________|_______________________________________
         I          | By Spouse
____________________|_______________________________________
         I          | By Spouse
____________________|_______________________________________
         I          | By Professional Sales Associates, Inc.
____________________|_______________________________________


________________________________________________________________________________
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securites)
________________________________________________________________________________
1.Title of Derivative|2.Con-  |3.Trans-|4.Trans-|5.Number of|6.Date  |7.Title
Security (Instr. 3)  |version |action  |action  |Derivative |Exer-   |and
                     |or Exer-|Date    |Code    |Securities |cisable |amount of
                     |cise    |(Month/ |(Instr. |Acquired(A)|and Ex- |Underlying
                     |Price of| Day/   | 8)     |or Disposed|piration|Securities
                     |Deriva- | Year)  |        |of (D)     |Date    |(Instr.
                     |tive    |        |        |(Instr. 3, |(Month/ | 4)
                     |Security|        |        | 4, and 5) | Day/   |
                     |        |        |________|___________| Year)  |
                     |        |        |Code| V | (A) | (D) |        |
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  2.50  |04/07/95| A  |   |     |     |4/07/95-| Common/
Common Stock*        |        |        |    |   |     |     |4/07/05 | 50,000
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  2.85  |07/01/95| A  |   |     |     |7/01/95-| Common/
Common Stock*        |        |        |    |   |     |     |7/01/05 | 2,383
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  2.00  |        |    |   |     |     |7/01/95-| Common/
Common Stock*        |        |        |    |   |     |     |7/01/05 | 2,500
_____________________|________|________|____|___|_____|_____|________|_________
Option  to Acquire   |  2.435 |        |    |   |     |     |11/25/94| Common/
Common Stock*        |        |        |    |   |     |     |11/25/94| 2,151
_____________________|________|________|____|___|_____|_____|________|__________
Option  to Acquire   |  1.75  |        |    |   |     |     |12/31/93| Common/
Common Stock*        |        |        |    |   |     |     |12/31/93| 50,000
_____________________|________|________|____|___|_____|_____|________|__________
_____________________|________|________|____|___|_____|_____|________|__________
Series A Convertible |        |        |    |   |     |     |        |
Preferred Stock**    |   **   |        |    |   |     |     |   **   | 58,229
_____________________|________|________|____|___|_____|_____|________|__________


__________________________________________________________
8.Price of |9.Number of  |10.Ownership Form |11.Nature of
Derivative |Derivative   |of Derivative     |Indirect
Security   |Securities,  |Security:         |Beneficial
(Instr. 5) |Beneficially |Direct (D) or     |Ownership
           |Owned at End |Indirect (I)      |(Instr. 4)
           |of Month     |(Instr. 4)        |
           |(Instr. 4)   |                  |
___________|_____________|__________________|_____________
           |             |                  |
___________|_____________|__________________|_____________
           |             |                  |
___________|_____________|__________________|_____________
           |             |                  |
___________|_____________|__________________|_____________
           |             |                  |
___________|_____________|__________________|_____________
           |             |                  |
___________|_____________|__________________|_____________
___________|_____________|__________________|_____________
           |   58,229    |        I         |By PSA, Inc.
___________|_____________|__________________|_____________

Explanation of Responses:

* The options will expire, if not exercised, 90 days after the optionee ceases as a Director.

** Convertible share for share at anytime at the option of the holder.

SIGNATURE OR REPORTING PERSON
/s/ Richard N. Reinhardt

DATE
July 24, 1998


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